UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LODGIAN, INC.
(Name of Issuer)

Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)

54021P403
(CUSIP Number)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
Telephone (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54021P403 SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* IA — Investment Adviser, PN — Limited Partnership

* See instructions.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Real Estate Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,512,726 shares of Common Stock

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 2,512,726 shares of Common Stock

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,512,726 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%

14	TYPE OF REPORTING PERSON* PN — Limited Partnership

* See instructions.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Real Estate Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,855 shares of Common Stock

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 267,855 shares of Common Stock

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,855 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%

14	TYPE OF REPORTING PERSON* PN — Limited Partnership

* See instructions.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Real Estate Opportunities Fund IIIA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,283 shares of Common Stock

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 8,283 shares of Common Stock

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,283 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%

14	TYPE OF REPORTING PERSON* PN — Limited Partnership

* See instructions.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Real Estate Opportunities Fund III GP, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,138 shares of Common Stock**

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 276,138 shares of Common Stock**

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,138 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%

14	TYPE OF REPORTING PERSON* OO — Limited Liability Company

* See instructions.

** Solely in its capacity as the general partner of OCM Real Estate Opportunities Fund III, L.P. and OCM Real Estate Opportunities Fund IIIA, L.P.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,864 shares of Common Stock**

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 2,788,864 shares of Common Stock**

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,864 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON* PN — Limited Partnership

* See instructions.

**Solely in its capacity as the general partner of OCM Real Estate Opportunities Fund II, L.P. and the managing member of OCM Real Estate Opportunities Fund III GP, LLC.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,864 shares of Common Stock**

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 2,788,864 shares of Common Stock**

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,864 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON* PN — Limited Partnership

* See instructions.

** Solely in its capacity as the general partner of Oaktree Fund GP II, L.P.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,864 shares of Common Stock**

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 2,788,864 shares of Common Stock**

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,864 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON* CO — Corporation

* See instructions.

** Solely in its capacity as the general partner of Oaktree Capital II, L.P.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,864 shares of Common Stock**

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 2,788,864 shares of Common Stock**

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,864 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON* OO — Limited Liability Company

* See instructions.

** Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,864 shares of Common Stock**

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 2,788,864 shares of Common Stock**

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,864 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON* PN — Limited Partnership

* See instructions.

** Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,864 shares of Common Stock**

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 2,788,864 shares of Common Stock**

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,864 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON* OO — Limited Liability Company

* See instructions.

** Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

This Amendment No. 5 (this “Amendment”) is filed by Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”) (formerly Oaktree Capital Management, LLC, a California limited liability company) and the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2002, as amended by Amendment No. 1 thereto, filed with the SEC on June 16, 2003, Amendment No. 2 thereto, filed with the SEC on June 25, 2004, Amendment No. 3 thereto, filed with the SEC on November 9, 2006, and Amendment No. 4 thereto, filed with the SEC on February 27, 2007 (together, the “Schedule 13D”), with respect to the Series A Preferred Stock, $.01 Par Value Per Share, and the Common Stock, $.01 Par Value Per Share (the “Common Stock”), of Lodgian, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the respective meanings given in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by Oaktree or the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.          IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (c) & (f)

This Amendment to the Schedule 13D is being jointly filed pursuant to the joint filing agreement attached hereto as Exhibit 99.1 by:

(1)          OCM Real Estate Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), whose principal business is to invest in real estate and real estate-related securities and obligations;

(2)          OCM Real Estate Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”), whose principal business is to invest in real estate and real-estate related securities and obligations;

(3)          OCM Real Estate Opportunities Fund II, L.P., a Delaware limited partnership (“Fund II” and together with Fund III and Fund IIIA the “Oaktree Funds”), whose principal business is to invest in real estate and real-estate related securities and obligations;

(4)          OCM Real Estate Opportunities Fund III GP, LLC, a Delaware limited liability company (“Fund III GP”), whose principal business is to serve as, and perform the functions of, the general partner of Fund III and Fund IIIA;

(5)          Oaktree Fund GP II, L.P., a Delaware limited partnership (“GP II”), whose principal business is to serve as, and perform the functions of, (i) the managing member of Fund III GP and (ii) the general partner of Fund II;

(6)          Oaktree Capital II, L.P., a Delaware limited partnership (“Capital II”), whose principal business is to serve as, and perform the functions of, the general partner of GP II and to hold the limited partnership interests in GP II;

(7)          Oaktree Holdings, Inc., a Delaware corporation (“Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Capital II and the general partner of Oaktree;

(8)          Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(9)          Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold all the voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(10)    Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with the Oaktree Funds and Fund III GP, GP II, Capital II, Holdings, OCG, and OCGH, collectively, the “Reporting Persons”, and each individually a “Reporting Person”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH; and

(11)    Oaktree, whose principal business is to serve as, and perform the functions of, investment adviser of certain investment funds and separately managed accounts.  Prior to May 25, 2007, Oaktree was known as Oaktree Capital Management, LLC, a California limited liability company (“OCM LLC”);

The addition of Reporting Persons who were not previously filers of the Schedule 13D is being made to reflect the internal corporate restructuring of Oaktree on May 25, 2007.

Set forth in the attached Annex A is a listing of the directors, members of the executive committee and executive officers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated herein by reference. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address for each of Oaktree, the Reporting Persons and the Covered Persons is 333 South Grand Avenue, 28th  Floor, Los Angeles, California 90071.

         (d) - (e)

During the last five years, none of Oaktree, the Reporting Persons, or to the best of their knowledge, the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.          PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On August 8, 2007, Mark S. Oei, a managing director of Oaktree, was appointed to the board of directors of the Issuer to fill the vacancy created by the resignation of Kevin McTavish, effective concurrently with the appointment of Mr. Oei. Mr. Oei was also appointed to the Issuer’s Compensation Committee.  The Oaktree Funds requested that Mr. McTavish resign from the Board and expressed an interest that Mr. Oei replace him.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained on the cover pages of this Amendment is incorporated herein by reference.

Fund II directly holds  2,512,726 shares of Common Stock (approximately 10.2% of the total number of shares of Common Stock outstanding).(1)  Fund II has the sole power to vote and to dispose of all such 2,512,726 shares of Common Stock.

Fund III directly holds 267,855 shares of Common Stock (approximately 1.1% of the total number of shares of Common Stock outstanding).   Fund III has the sole power to vote and dispose of all such 267,855 shares of Common Stock.

Fund IIIA directly owns 8,283 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  Fund IIIA has the sole power to vote and  to dispose of all such 8,283 shares of Common Stock.

(1)             All calculations of percentage ownership in this Amendment are based on a total of 24,685,375 issued and outstanding shares of Common Stock as of August 1, 2007, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, which was filed by the Issuer with the SEC on August 8, 2007.

The shares of Common Stock beneficially owned by Fund III and Fund IIIA, when aggregated together, total 276,138 shares, which represents approximately 1.1% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Oaktree Funds, when aggregated together, total 2,788,864 shares, which represents approximately 11.3% of the outstanding Common Stock.

Fund III GP, in its capacity as the general partner of Fund III and Fund IIIA, has the ability to direct the management of Fund III’s and Fund IIIA’s business, including the power to vote and dispose of securities held by Fund III and Fund IIIA; therefore, Fund III GP may be deemed to beneficially own the shares of Common Stock held by Fund III and Fund IIIA.

GP II, in its capacity as the managing member of Fund III GP, has the ability to direct the management of Fund III GP’s business, including the power to direct the decisions of Fund III GP regarding the vote and disposition of securities held by Fund III and Fund IIIA; therefore, GP II  may have indirect beneficial ownership of the shares of Common Stock held by Fund III and Fund IIIA.  GP II, in its capacity as the general partner of Fund II, has the ability to direct the management of Fund II’s business, including the power to vote and dispose of securities held by Fund II; therefore, GP II  may be deemed to beneficially own the shares of Common Stock held by Fund II.

Capital II, in its capacity as the general partner of GP II, has the ability to direct the management of GP II’s business, including the power to direct the decisions of GP II regarding the vote and disposition of securities held by the Oaktree Funds; therefore, Capital II may be deemed to have indirect beneficial ownership of the shares of Common Stock held by the Oaktree Funds.

Holdings, in its capacity as the general partner of Capital II, has the ability to direct the management of Capital II’s business, including the power to direct the decisions of Capital II regarding the vote and disposition of securities held by the Oaktree Funds; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock held by the Oaktree Funds.

OCG, in its capacity as the sole shareholder of Holdings, has the ability to appoint and remove the sole director of Holdings and, as such, may indirectly control the decisions of Holdings regarding the vote and disposition of securities held by the Oaktree Funds; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of  Common Stock held by the Oaktree Funds.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Oaktree Funds; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of  Common Stock held by the Oaktree Funds.

OCGH GP, in its capacity as the general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the Oaktree Funds; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of  Common Stock held by the Oaktree Funds.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than each of the Oaktree Funds with respect to shares of Common Stock held by it, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each of the Oaktree Funds with respect to shares of Common Stock held by it.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as a director, member of the executive committee or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)

None of the Reporting Persons and, to the knowledge of the Reporting Persons, the Covered Persons, has effected any transactions in shares of the Common Stock during the past 60 days.

(d)

Not applicable.

(e)

Effective as of December 30, 2005, OCM LLC is no longer the investment manager of the Separate Account and therefore no longer may be deemed to beneficially own the shares of Common Stock held by the Separate Account.

As a result of the restructuring, effective May 25, 2007, Oaktree is no longer within the chain of ownership of the shares of Common Stock reported herein, and thus no longer may be deemed to beneficially own the shares of Common Stock held by the Oaktree Funds.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Amendment:

Exhibit 99.1	Joint Filing Agreement, dated as of August 13, 2007, by and among Oaktree and the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007

OAKTREE CAPITAL MANAGEMENT, L.P.

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Managing Director and General Counsel

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Vice President

OCM REAL ESTATE OPPORTUNITIES FUND II, L.P.

By:	Oaktree Fund GP II, L.P.
Its:	General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.

By:	OCM Real Estate Opportunities Fund III GP, LLC
Its:	General Partner

By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OCM REAL ESTATE OPPORTUNITIES FUND IIIA, L.P.

By:	OCM Real Estate Opportunities Fund III GP, LLC
Its:	General Partner

By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OCM REAL ESTATE OPPORTUNITIES FUND III GP, LLC

By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OAKTREE FUND GP II, L.P.

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OAKTREE CAPITAL II, L.P.

By:	OCM Holdings, Inc.
Its:	General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Sole Director, Vice President and Secretary

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE HOLDINGS, INC.

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Sole Director, Vice President and Secretary

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Senior Vice President and Secretary

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Managing Director and General Counsel

/s/ Richard Ting
By:	Richard Ting
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Managing Director and General Counsel

/s/ Richard Ting
By:	Richard Ting
Title:	Senior Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.  There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
Todd E. Molz	Managing Director and General Counsel of Oaktree Capital Group, LLC and Managing Director and General Counsel of Oaktree Capital Management, L.P.

Oaktree Capital II, L.P.

Oaktree Holdings, Inc. is the general partner of Oaktree Capital II, L.P.  There are no executive officers or directors appointed at Oaktree Capital II, L.P.

Oaktree Fund GP II, L.P.

Oaktree Capital II, L.P. is the general partner of Oaktree Fund GP II, L.P.  There are no executive officers or directors appointed at Oaktree Fund GP II, L.P.

OCM Real Estate Opportunities Fund II, L.P.

Oaktree Fund GP II, L.P. is the general partner of OCM Real Estate Opportunities Fund II, L.P.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund II, L.P.

OCM Real Estate Opportunities Fund III GP, LLC

Oaktree Fund GP II, L.P. is the managing member of OCM Real Estate Opportunities Fund III GP, LLC.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund III GP, LLC.

OCM Real Estate Opportunities Fund III, L.P.

OCM Real Estate Opportunities Fund III GP, LLC is the general partner of OCM Real Estate Opportunities Fund III, L.P.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund III, L.P.

OCM Real Estate Opportunities Fund IIIA, L.P.

OCM Real Estate Opportunities Fund III GP, LLC is the general partner of OCM Real Estate Opportunities Fund IIIA, L.P.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund IIIA, L.P.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement, dated as of August 13, 2007, by and among Oaktree and the Reporting Persons.